Exhibit 99.4

Bezeq The Israel Telecommunication Corporation Ltd.

Separate Financial Information for year ended December 31, 2012

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Separate Financial Information as of December 31, 2012

Contents	Page

Report of Independent Registered Public Accounting Firm	2

Separate Financial Information
Information pertaining to the Financial Position	3
Data pertaining to Profit and Loss and Comprehensive Income	4
Information pertaining to Cash Flows	6
Notes to the separate financial information	8

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

To:
The Shareholders of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Dear Sirs,

Subject: Special auditors’ report on separate financial data according to Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970

We have audited the separate financial data presented in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of December 31, 2012 and 2011 and for each of the three years, the last of which ended December 31, 2012, which are included in the Company’s periodic report. The separate financial data are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on the separate financial data based on our audit.

We did not audit the financial statements of investees accounted for in the equity method in which the investment as of December 31, 2012 and 2011 amounted to approximately NIS 223 million and NIS 216 million, respectively, and the Company's share in their profits (losses) amounted to approximately NIS 59 million, NIS (7) million and NIS (6) million for each of the three years, the last of which ended December 31, 2012. The financial statements of these investees were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such investees, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel.  Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial data. An audit also includes assessing the accounting principles that were used in preparing the separate financial data and the significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the separate financial data presentation.  We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of the other auditors, the separate financial data is prepared, in all material respects, in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 9.

Somekh Chaikin

Certified Public Accountants (Isr.)
March 13, 2013

Separate Financial Information as of December 31, 2012

Data pertaining to the Financial Position as at December 31

		2012	2011
	Note	NIS million	NIS million

Assets
Cash and cash equivalents		221	1,096
Investments, including derivatives	3	1,071	940
Trade receivables	3	740	731
Other receivables	3	208	212
Inventories		13	13
Loans extended to investees	8	465	546
Assets classified as held for sale		44	23
Total current assets		2,762	3,561

Investments, including derivatives	3	67	77
Trade and other receivables	3	128	116
Property, plant and equipment	5	4,403	4,319
Intangible assets		355	368
Investment in investees		6,061	6,303
Loans extended to investees	8	1,016	1,256
Deferred tax assets	4	109	216
Total non-current assets		12,139	12,655
Total assets		14,90	16,216

Separate Financial Information as of December 31, 2012

		2012	2011
	Note	NIS million	NIS million

Liabilities
Debentures, loans and credit	3	1,132	757
Trade payables	3	149	177
Other payables, including derivatives	3	493	620
Current tax liabilities		447	361
Provisions	9	139	163
Employee benefits		223	351
Dividend payable		969	971
Total current liabilities		3,552	3,400

Debentures	3	4,581	5,034
Bank loans	3	4,049	3,996
Employee benefits		205	182
Deferred and other income		54	30
Dividend payable		-	924
Total non-current liabilities		8,889	10,166

Total liabilities		12,441	13,566

Equity
Share capital		3,837	3,826
Share premium		100	68
Reserves		608	608
Deficit		(2,085)	(1,852)
Total equity		2,460	2,650
Total equity and liabilities		14,901	16,216

Shaul Elovitch Chairman of the Board of Directors	Avi Gabbay CEO	Dudu Mizrahi Deputy CEO and CFO

Date of approval of the financial statements: March 13, 2013

The attached notes are an integral part of this separate financial information.

Separate Financial Information as of December 31, 2012

Data pertaining to the Profit and Loss for the year ended December 31

		2012	2011	2010
	Note	NIS million	NIS million	NIS million

Revenue	6	4,630	4,648	5,263

Cost of Activities
Depreciation and amortization		730	688	690
Salaries		1,042	1,089	1,079
General and operating expenses	7	1,033	1,074	1,609
Other operating expenses (income), net		(128)	139	(158)
		2,677	2,990	3,220

Operating profit		1,953	1,658	2,043
Financing expenses (income)
Financing expenses		579	531	282
Finance revenues		(322)	(291)	(192)
Financing expenses (income), net		257	240	90

Profit after financing expenses, net		1,696	1,418	1,953
Share in earnings of investees, net		654	1,001	1,017
Profit before income tax		2,350	2,419	2,970
Income tax	4	492	353	527
Profit for the year		1,858	2,066	2,443

Data pertaining to the Comprehensive Income for the year ended December 31

		2012	2011	2010
	Note	NIS million	NIS million	NIS million

Profit for the year		1,858	2,066	2,443

Items of other comprehensive income
Actuarial gains (losses), net of tax		(15)	28	8
Other items of other comprehensive income (loss), net of tax		(3)	3	-
Other comprehensive income (loss), net of tax for
Investees		(9)	4	5
Other comprehensive income (loss), net of tax		(27)	35	13

Total comprehensive income for the year		1,831	2,101	2,456

The attached notes are an integral part of this separate financial information.

Separate Financial Information as of December 31, 2012

Data pertaining to the Cash Flows for the year ended December 31

	2012	2011	2010
	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the year	1,858	2,066	2,443
Adjustments:
Depreciation	635	613	618
Amortization of intangible assets	95	75	72
Share in profit of equity accounted investees,
net	(654)	(1,001)	(1,017)
Financing expenses, net	309	243	69
Capital gain, net	(150)	(181)	(171)
Share-based payment transactions	73	165	26
Income tax expenses	492	353	527
Expenses (income) for derivatives, net	-	(21)	10

Change in inventory	-	2	(6)
Change in trade and other receivables	(61)	95	29
Change in trade and other payables	(133)	(80)	55
Change in provisions	(24)	(67)	(45)
Change in employee benefits	(127)	79	(213)
Change in deferred income	25	27	1

Net cash from financing activities (used for
activities) for transactions with investees	(18)	(34)	2

Net income tax paid	(311)	(228)	(260)
Net cash from operating activities	2,009	2,106	2,140

Cash flows from investing activities
Investment in intangible assets	(136)	(167)	(156)
Proceeds from the sale of property, plant and equipment	300	228	132
Acquisition of financial assets held for trading	(2,457)	(2,850)	-
Proceeds from disposal of financial assets held for trading	2,329	1,961	-
Purchase of property, plant and equipment	(822)	(998)	(876)
(Payment) receipt for derivatives	14	(5)	(2)*
Proceeds from disposal of investments and non-current loans	7	7	2 *
Interest and dividends received	9	33	8
Acquisition of a subsidiary from an investee	-	-	(196)
Increase in holding of consolidated company	(77)	-	-
Net cash flows from current operations regarding transactions with investees	1,323	507	1,097
Net cash from (used in) financing investing activities	490	(1,284)	9

The attached notes are an integral part of this separate financial information.

Separate Financial Information as of December 31, 2012

Data pertaining to the Cash Flows for the year ended December 31 (cont'd)

	2012	2011	2010
	NIS million	NIS million	NIS million
Cash flow from financing activities
Bank loans received	650	2,200	2,600
Issue of debentures	-	3,092	-
Repayment of bank loans	(204)	(600)	(400)
Repayment of debentures	(327)	(702)	(567)
Dividend paid	(3,071)	(3,155)	(3,733)
Interest paid	(436)	(346)	(196)
Net proceeds (payment) for derivatives	7	(1)	10
Proceeds from exercise of options for shares	7	21	26
Net cash from financing ongoing activities (used for activities) Financing for transactions with investees	-	(433)	(51)
Net cash from (used in) financing activities	(3,374)	76	(2,311)

Increase (decrease) in cash and cash equivalents	(875)	898	(162)
Cash and cash equivalents at January 1	1,096	198	360
Cash and cash equivalents as at the end of the year	221	1,096	198

The attached notes are an integral part of this separate financial information.

Separate Financial Information as of December 31, 2012

Notes to the separate financial information as of December 31, 2012

1.	General

Below is a breakdown of financial information from the Group's consolidated financial statements as of December 31, 2012 ("the Consolidated Statements") published as part of the periodic reports, pertaining to the Company itself ("the Separate Financial Information"), presented pursuant to Regulation 9C ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),5730-1970 (hereinafter "the Tenth Addendum") with respect to the separate financial information of the corporation.

This Separate Financial Information should be read in conjunction with the Consolidated Statements.

In this Separate Financial Information -

The Company – "Bezeq" The Israel Telecommunication Corporation Ltd.

"Investee", the "Group", "Subsidiary", "Interested Party" - as these terms are defined in the Group's Consolidated Statements for 2012.

2.	Significant accounting standards that were applied in these Separate Financial Information,

The accounting policies specified in the Consolidated Statements were consistently applied by the Company to all periods presented in this Separate Financial Information, including the method for classifying the financial information under the consolidated statements, with the required changes:

2.1.	Presentation of the financial information

The statements of financial position, statements of income, comprehensive income and cash flows include data contained in the consolidated statements attributable to the Company itself. The investments and operating results of investees are equity accounted. Cash flows pertaining to ongoing, investment and financing activities with regard to transactions with investees are presented separately as net figures, as part of the given activities, based on the nature of the transaction.

2.2.	Transactions between the Company and investees

2.2.1
Presentation

Intra-group balances and any unrealized income and expenses arising from intra-group transactions, which were derecognized in the preparation of the consolidated financial statements, are presented separately from the balance for investees and the profit with respect to investees, together with similar balances with third parties.

2.2.2
Measurement

Transactions carried out between the Company and its subsidiaries are measured in accordance with the recognition and measurement principles set in International Financial Reporting Standards ("IFRS"). These principles outline the accounting treatment for transactions carried out with third parties.

Separate Financial Information as of December 31, 2012

3.	Financial Investments

3.1.	Investments including derivatives

	December 31, 2012	December 31, 2011
	NIS million	NIS million
Capital notes	962	-
Money market funds	-	915
Bank deposits	105	-
Derivatives and other investments	4	25
	1,071	940

Investments in capital notes and money market funds are investments designated for trade and are presented at fair value at the date of the financial statements. The maturity dates for the investments in capital notes are during 2013. The maturity date of a bank deposit is April 2013.

Non-current investments as at December 31, 2012 and December 31, 2011 primarily include bank deposits for providing loans for employees. Their maturity dates have not yet been fixed.

3.2.	Trade and other receivables

	Maturity dates	Unlinked	Israeli CPI linked	Total
		NIS million	NIS million	NIS million
December 31, 2012
Current assets
Trade receivables	2013	740	-	740
Other receivables	2013	51	157	208
Total current assets		791	157	948

Non-current assets
Trade and other receivables	2014-2015	82	46	128

December 31, 2011
Current assets
Trade receivables	2012	731	-	731
Other receivables	2012	14	198	212
Total current assets		745	198	943

Non-current assets
Trade and other receivables	2013-2014	70	46	116

Separate Financial Information as of December 31, 2012

3.3.	Suppliers and other payables, including derivatives

	Unlinked	Israeli CPI linked	In foreign currency or linked thereto (primarily USD)	Total
	NIS million	NIS million	NIS million	NIS million

December 31, 2012
Trade payables	127	-	22	149
Other payables, including derivatives	424	66	3	493
	551	66	25	642

December 31, 2011
Trade payables	149	-	28	177
Other payables, including derivatives	534	86	-	620
	683	86	28	797

3.4.	Debentures and Loans

3.4.1	Composition:

	December 31, 2012	December 31, 2011
	NIS million	NIS million

Current liabilities
Current maturities of debentures (1)	535	553
Current maturities of bank loans	597	204
	1,132	757
Non-current liabilities
Debentures (2)	4,581	5,034
Bank loans	4,049	3,996
	8,630	9,030

	9,762	9,787

(1)	Of this amount, NIS 183 million (NIS 181 million in 2011) is for current maturities of debentures held by Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav").

(2)	Of this amount, NIS 540 million (NIS 712 million in 2011) is for debentures held by Bezeq Zahav.

Separate Financial Information as of December 31, 2012

3.4.2	Terms and debt repayment schedule

	December 31, 2012		December 31, 2011
	Carrying amount balance	Nominal value	Carrying amount balance	Nominal value
	NIS million	NIS million	NIS million	NIS million
Total unlinked loans bearing variable interest	2,306	2,306	2,400	2,400
Total unlinked loans bearing fixed interest	2,340	2,340	1,800	1,800
Total loans	4,646	4,646	4,200	4,200
Debentures issued to the public
CPI linked Debentures, bearing fixed interest - Series 5	1,950	1,591	2,413	1,989
Debentures, Series 6-8	2,730	2,712	2,716	2,712
Total debentures issued to the public	4,680	4,303	5,129	4,701
Debentures issued to financial institutes
CPI linked Debentures, bearing fixed interest	36	27	58	44
Unlinked debentures bearing fixed interest	400	400	400	400
Total debentures issued to financial institutions	436	427	458	444

Total debentures	5,116	4,730	5,587	5,145

Total interest-bearing liabilities	9,762	9,376	9,787	9,345

For further information see Note 13 to the consolidated statements, Debentures, Loans and Credit

3.5.	Liquidity risk

Below are the contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest data as of December 31, 2012):

	December 31, 2012
	Carrying amount	Projected cash flows	First half of 2013	Latter half of 2013	2014	2015-2017	2018 and thereafter
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Non-derivative financial liabilities

Trade payables	149	149	149	-	-	-	-
Other payables	440	440	428	12	-	-	-
Bank loans	4,646	5,522	51	718	779	2,494	1,480
Debentures issued to the public	4,680	5,517	580	63	686	2,638	1,550
Debentures issued to
financial institutes and others	436	602	49	13	27	178	335
Dividend payable	969	1,000	500	500	-	-	-

Non-derivative financial liabilities
Forward contract on the consumer price index	16	16	8	-	6	2	-
	11,336	13,246	1,765	1,306	1,498	5,312	3,365

Separate Financial Information as of December 31, 2012

3.6.	Currency and CPI Risks

For details pertaining to CPI hedging transactions carried out by the Company during 2012, see Note 30.6 to the consolidated financial statements. These transactions are recognized as cash flow hedging.

For details regarding hedging transactions on the price of copper carried out by the Company during 2012, see Note 30.5.2 to the consolidated financial statements. These transactions are not used as accounting hedges.

4.	Income tax

4.1.	General

	For year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million

Current tax expense	379	332	396

Deferred tax expense
Creation and reversal of temporary differences	113	53	131
Effect of change in tax rates	-	(32)	-
	113	21	131

Income tax expenses	492	353	527

4.2.	Recognized deferred tax assets and deferred tax liabilities

Breakdown and changes applicable during the year on deferred tax assets and deferred tax liabilities:

	Balance at January 01, 2011	Recognized in profit or loss	Recognized in equity	Balance at December 31, 2011	Recognized in profit or loss	Recognized in equity	Balance at December 31, 2012
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Employee benefits plans	245	41	(10)	276	(62)	5	219
Share-based payments	16	(4)	-	12	(12)	-	-
Property, plant and equipment	(42)	(57)	-	(99)	(35)	-	(134)
Provisions and others	29	-	(2)	27	(4)	1	24
	248	(20)	(12)	216	(113)	6	109

Separate Financial Information as of December 31, 2012

5.	Property, plant and equipment

	2012	2011
	NIS million	NIS million

Cost or deemed cost
Balance as at January 1	16,820	16,817
Additions	809	1,006
Disposals	(1,203)	(932)
Transfer to assets held for sale	(226)	(71)
Balance as at December 31	16,200	16,820

Depreciation and loss from impairment of assets
Balance as at January 1	12,501	12,811
Depreciation for the year	635	613
Disposals	(1,149)	(865)
Transfer to assets held for sale	(190)	(58)
Balance as at December 31	11,797	12,501

Amortized cost as at December 31	4,403	4,319

6.	Revenue

	For year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million

Fixed-line telephony	2,254	2,393	3,160
Internet - Infrastructure	1,166	1,092	977
Transmission and data communication	976	931	882
Other services	234	232	244
	4,630	4,648	5,263

7.	Operating and general expenses

	For year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million

Interconnect and payments to communication operators	281	314	855
Sales and marketing expenses	159	194	196
Terminal equipment and materials	111	89	88
Maintenance of buildings and sites	245	247	240
Services and maintenance by sub-contractors	73	76	76
Vehicle maintenance expenses	83	78	101
Royalties and others	81	76	53
	1,033	1,074	1,609

Separate Financial Information as of December 31, 2012

8.	Substantial Agreements and Transactions with Investees

For a list of entities directly held by the Company, and details pertaining to directly and indirectly held investees, and information pertaining to equity accounted investees, see Note 12 to the consolidated financial statements.

8.1.	Financial Guarantees

8.1.1
The Company has given guarantees to banks for credit granted to Bezeq International up to a total amount of NIS 70 million and to Teletel Communication Channels Ltd (fully owned subsidiary of Walla) up to a total amount of NIS 66 million.

8.1.2	For information pertaining to guarantees and liens provided by the Company to various entities with respect to DBS, see Note 19 to the consolidated statements, Securities, Liens and Guarantees

8.2.	Loans

Loans from investees

8.2.1
In 2004 Bezeq Zahav purchased Series 5 debentures of the Company. The par value balance held by Bezeq Zahav as of December 31, 2012 amounted to NIS 587 million. The debentures are repayable in six equal annual installments in each of the years 2011 to 2016. The interest rate fixed for these debentures is 5.3% per annum. The purchase was made through a loan from the Company which is at the same terms as those of the debentures.

Loans to investees

8.2.2	Breakdown of loans extended to investees:

	December 31 2012	December 31 2011
	NIS millions	NIS millions

Short term loans and current maturities
Bezeq Zahav	183	181
Pelephone	222	327
Bezeq International	48	32
Bezeq Online	12	6
	465	546

Non-current loans
Bezeq Zahav	540	712
Pelephone	308	405
Bezeq International	160	128
Bezeq Online	8	11
	1,016	1,256

	1,481	1,802

Separate Financial Information as of December 31, 2012

Breakdown of the terms of the loans extended to investees (as presented in the statement of financial position):

	Loan Balance
	NIS million	Maturity dates	No. of installments	Interest rates
Bezeq Zahav (*)	723	2011-2016	6	5.3%
Pelephone
	90	2013	1	6%
	440	2013-2020	10	5.7%
Bezeq International
	128	2012-2016	5	5.1%
	80	2013-2017	5	4.68%-4.7%
Bezeq Online
	11	2012-2014	3	4%
	9	2013-2015	3	4.2%-4.68%
	1,481

(*)	This loan is linked to the CPI. For information pertaining to the loan provided by the Company to Bezeq Zahav relating to debentures Series 5, see section 8.2.1 above.

8.2.3	For information relating to the loans provided by the Company to DBS, see Note 12 to the consolidated statements, Investees.

8.3.	Agreements for the provision of services

As the Company and its investees are communications providers, they are engaged in agreements and arrangements for providing and receiving various services in the communications sector, such as:

Transmission agreements, interconnectivity arrangements, billing agreements, various agreements regulating the telecommunications services provided jointly by two companies, maintenance of communications equipment, marketing agreements, purchase agreements for communications equipment and leasing agreements (mainly for communication facilities), partnership agreements and website advertising of subsidiaries, management service agreement, etc.

The terms of the foregoing service agreements are fixed according to accepted market prices for similar type of services.

In addition to the foregoing agreements, Bezeq International has a debt to the Company for its share in the Group’s managers’ remuneration plan.

Breakdown of the transactions and balances included in the Company's books:

	For year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million

Transactions

Revenue
Pelephone	162	158	160
Bezeq International	120	113	110
D.B.S.	6	3	1
Other	3	3	2
Total	291	277	273

15

Separate Financial Information as of December 31, 2012

	For year ended December 31
	2012	2011	2010
	NIS million	NIS million	NIS million

Expenses
Pelephone	80	82	241
Bezeq International	13	21	11
D.B.S.	-	-	5
Other	10	13	6
Total	103	116	263

	December 31	December 31
	2012	2011
	NIS million	NIS million
Balance
Pelephone	19	14
Bezeq International	7	16
D.B.S.	31	53
Other	(2)	(4)
Total	55	79

For more information, see Note 29 to the consolidated statements, Transactions with interested and related parties

8.4.	Dividends

For further information relating to dividends that the Company received from its investees see Note 12.2 to the consolidated financial statements.

9.	Contingent Liabilities

During the normal course of business, various lawsuits were filed against the Company and it faces various pending proceedings (in this section: “Litigations”).

In the opinion of the Company, based on, inter alia, the legal opinions concerning the chances of the litigations succeeding, appropriate provisions are included in the financial statements in the amount of NIS 139 million, where required to cover the exposure resulting from these litigations.

The Company’s management believes that amount of additional exposure (beyond the foregoing amount) as at December 31, 2012 for claims filed against the Company on various issues and which are not expected to succeed amounted to a total of NIS 2.2 billion. Out of this amount, an amount of NIS 361 million are for claims filed against the Company and other related companies, without specifying the proportion of the amount claimed from each defendant. In addition, there is further exposure in the amount of NIS 41 million for a claim, the success of which, at this stage, cannot be assessed. All the foregoing amounts are linked to the CPI and are before the addition of interest.

Furthermore, petitions to recognize claims as class actions have also been filed against Group companies, for which the Group has additional exposure, beyond the foregoing, due to the fact that no exact amount is noted in these claims.

Subsequent to the reporting date, exposures for claims amounting to NIS 94 million have ended.

For further information concerning contingent liabilities, see Note 17 to the consolidated financial statements, Contingent Liabilities

10.	Subsequent events

1.	On March 3, 2013 the board of directors of Pelephone decided on the distribution of a dividend in the amount of NIS 287 million in May 2013.

2.	On March 5, 2013 the board of directors of Bezeq International decided on the distribution of a dividend in the amount of NIS 84 million in May 2013.